UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010

Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Results of the Extraordinary General Meeting of Shareholders
On July 13, 2010, KB Financial Group Inc. held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.
•	Agenda: Appointment of director

•	Details of nominee for director

Name
(Date of Birth)	Current Position	Career		Education		Nationality	Term of Office
Yoon-Dae Euh (New appointment) (05/22/1945)	None	•	Chairman, Presidential Council on Nation Branding	•	Ph.D. in Business Administration, University of Michigan	Republic of Korea	3 years
		•	President, Korea University	•	M.A. in Business Management, Asian Institute of Management
		•	Member, Public Fund Oversight Commission	•	M.A. in Business Administration, Korea University
		•	Monetary Board Member, the Bank of Korea	•	B.A. in Business Administration, Korea University

Change in Chief Executive Officer of KB Financial Group Inc.
On July 13, 2010, KB Financial Group Inc. disclosed that it had appointed Yoon-Dae Euh as a new chief executive officer. Key details are as follows:
1.	Name of newly appointed chief executive officer: Yoon-Dae Euh

2.	Name of previous chief executive officer: Chung Won Kang

3.	Details regarding newly appointed chief executive officer:
- Affiliation with the largest shareholder: none

- Primary experiences:
■ Chairman, Presidential Council on Nation Branding

■ President, Korea University

■ Member, Public Fund Oversight Commission

■ Monetary Board Member, the Bank of Korea
4.	Reason for change: new appointment

5.	Effective date: July 13, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 13, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO